Exhibit 1

Former Sourcefire CEO John Becker Joins Cyren Board as Outside Director

Becker brings more than 30 years of security technology experience, specifically in leading fast-growth companies

McLean, VA – April 19, 2017 – Cyren (NASDAQ: CYRN), an internet Security as a Service provider, announced that John Becker has joined the company’s Board of Directors as outside director effective April 1, 2017.

With more than 30 years of security industry and technology experience, Becker offers a lengthy record of growing highly successful technology companies. In addition to serving on numerous boards, he previously served as Chief Executive Officer of Sourcefire, ScienceLogic, Approva Corporation, Cybertrust and AXENT Technologies.

“I am excited that John has agreed to join the Cyren board,” said Lior Samuelson, Chairman and CEO at Cyren. “With his security and technology industry experience, John will be tremendously helpful in shaping our growth strategy.”

The recently announced Cyren Cloud Security 4.0 platform is the industry's first and only Internet security solution that can deliver web security, email security, DNS-based security, cloud sandboxing, and cloud access security all from a single unified SaaS platform. Cyren Cloud Security enables businesses to simplify and integrate the management of siloed point security solutions, eliminate complexity and costs, and deliver better protection from the latest, most sophisticated cross-vector threats.

“As a 100-percent Security as a Service company, Cyren has a unique opportunity to deliver more effective and efficient information security protections to organizations around the globe,” Becker said. “Through its single unified SaaS platform, I believe Cyren is incredibly well positioned to take advantage of the growing opportunity to deliver security through the cloud. I’m honored to share my expertise and help the company realize its vision.”

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web security, email security, DNS security and cloud sandboxing solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security-as-a-service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com. To test the effectiveness of your current web security solution, go to www.cyren.com/security-test.html.

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Matthew Zintel

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